UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

September 1, 2026

Date of Report: (Date of earliest event reported)

MASTERWORKS VAULT 1, LLC

(Exact name of issuer as specified in its charter)

Delaware	92-1162722
State of other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

1 World Trade Center, 57th Floor, New York, NY 10007

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Series 300, Series 309, Series 315, Series 316, Series 318, Series 319, Series 320, Series 322, Series 323, Series 329, Series 336, Series 338, Series 339, Series 340, Series 343, Series 344, Series 345, Series 346, Series 348, Series 360, Series 362, Series 365, Series 370, Series 372, Series 374, Series 377, Series 386, Series 401, Series 411, Series 415, Series 417, Series 420, Series 421, Series 423, Series 429, Series 442, Series 446, Series 451, Series 453, Series 463, Series 467, Series 469, Series 470, Series 486, Series 488, Series 489, Series 497, Series 498, Series 506, Series 508, Series 510, Series 512, Series 513, Series 520, Series 521, Series 522, Series 548

(Securities issued pursuant to Regulation A)

Item 7. Departure of Certain Officers

On September 1, 2026, Nigel Glenday resigned as Chief Executive Officer, Chief Financial Officer and a manager of the Company, and he also resigned from all other officer, manager and director positions held with other affiliates of Masterworks, effective as of 11:59 p.m. Eastern time on that date (the “Transition Date”). Mr. Glenday’s resignation was not the result of any disagreement with the Company, Masterworks, or their respective affiliates on any matter relating to the Company’s operations, policies, or practices.

Effective simultaneously with, and so as to avoid any vacancy resulting from, Mr. Glenday’s resignation, Scott Lynn was appointed to fill all roles vacated by Mr. Glenday, including serving as Chief Executive Officer, Chief Financial Officer, and as a manager of the Company. Mr. Lynn is the founder and Chief Executive Officer of Masterworks, LLC, the parent company that owns the Masterworks investment platform. There is no arrangement or understanding between Mr. Lynn and any other person pursuant to which Mr. Lynn was appointed to these positions, other than as described in this Item 7.

Following the Transition Date, it is expected that Mr. Glenday will continue to serve as a senior adviser to Masterworks, LLC and its affiliates.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTERWORKS VAULT 1, LLC

	By:	/s/ Joshua B. Goldstein
	Name:	Joshua B. Goldstein
	Title:	General Counsel

Date: September 1, 2026